                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           PAIRGAIN TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    695934109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 ROBERT R. PRICE
                           PAIRGAIN TECHNOLOGIES, INC.
                              14402 FRANKLIN AVENUE
                          TUSTIN, CALIFORNIA 92780-7013
                            TELEPHONE: (714) 832-9922
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:

                               NICK E. YOCCA, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                FEBRUARY 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 695934109                                           PAGE 2 OF 16 PAGES
-------------------                                           ------------------

================================================================================
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael Pascoe
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              150,000
                     -----------------------------------------------------------
      NUMBER          8       SHARED VOTING POWER
    OF SHARES
   BENEFICIALLY               0
      OWNED          -----------------------------------------------------------
     BY EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   150,000
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            150,000
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.21%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 695934109                                           PAGE 3 OF 16 PAGES
-------------------                                           ------------------

================================================================================
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Charles S. Strauch
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              1,381,264
                     -----------------------------------------------------------
      NUMBER          8       SHARED VOTING POWER
    OF SHARES
   BENEFICIALLY               0
      OWNED          -----------------------------------------------------------
     BY EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   1,381,264
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,381,264
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.88%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 695934109                                           PAGE 4 OF 16 PAGES
-------------------                                           ------------------

================================================================================
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Benedict A. Itri
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              1,066,936
                     -----------------------------------------------------------
      NUMBER          8       SHARED VOTING POWER
    OF SHARES
   BENEFICIALLY               0
      OWNED          -----------------------------------------------------------
     BY EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   1,066,936
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,066,936
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.46%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 695934109                                           PAGE 5 OF 16 PAGES
-------------------                                           ------------------

================================================================================
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Howard S. Flagg
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              928,741
                     -----------------------------------------------------------
      NUMBER          8       SHARED VOTING POWER
    OF SHARES
   BENEFICIALLY               0
      OWNED          -----------------------------------------------------------
     BY EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   928,741
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            928,741
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.27%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 695934109                                           PAGE 6 OF 16 PAGES
-------------------                                           ------------------

================================================================================
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert R. Price
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              14,488
                     -----------------------------------------------------------
      NUMBER          8       SHARED VOTING POWER
    OF SHARES
   BENEFICIALLY               0
      OWNED          -----------------------------------------------------------
     BY EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   14,488
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,488
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.02%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 695934109                                           PAGE 7 OF 16 PAGES
-------------------                                           ------------------

================================================================================
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert A. Hoff
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              119,980
                     -----------------------------------------------------------
      NUMBER          8       SHARED VOTING POWER
    OF SHARES
   BENEFICIALLY               0
      OWNED          -----------------------------------------------------------
     BY EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   119,980
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            119,980
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.16%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 695934109                                           PAGE 8 OF 16 PAGES
-------------------                                           ------------------

================================================================================
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            B. Allen Lay
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              185,676
                     -----------------------------------------------------------
      NUMBER          8       SHARED VOTING POWER
    OF SHARES
   BENEFICIALLY               0
      OWNED          -----------------------------------------------------------
     BY EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   185,676
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            185,676
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.25%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 695934109                                           PAGE 9 OF 16 PAGES
-------------------                                           ------------------

================================================================================
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert C. Hawk
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              70,169
                     -----------------------------------------------------------
      NUMBER          8       SHARED VOTING POWER
    OF SHARES
   BENEFICIALLY               0
      OWNED          -----------------------------------------------------------
     BY EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   70,169
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            70,169
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.10%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 695934109                                          PAGE 10 OF 16 PAGES
-------------------                                          -------------------

================================================================================
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Howard G. Bubb
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                       (b) |X|
--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

                              80,000
                     -----------------------------------------------------------
      NUMBER          8       SHARED VOTING POWER
    OF SHARES
   BENEFICIALLY               0
      OWNED          -----------------------------------------------------------
     BY EACH          9       SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   80,000
                     -----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            80,000
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.11%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 695934109                                          PAGE 11 OF 16 PAGES
-------------------                                          -------------------

        Each of the persons filing this Schedule 13D expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities covered by this statement. Each of the persons filing this
Schedule 13D expressly declares that the filing of this statement shall not be construed as an admission that such person is a member of a group, or that such persons constitute a group, as that term is defined in Section 13(d) of the Exchange Act.

ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.0005 per share (the "Common Stock"), of PairGain Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 14402 Franklin Avenue, Tustin, California 92780-7013.

ITEM 2. IDENTITY AND BACKGROUND

        This statement is filed on behalf of the following stockholders of the Company listed below (the "Reporting Persons"). The name, business address, present principal occupation or employment and the name, principal business and address of the corporation in which such employment is conducted (other than the Company) are set forth below for each of the Reporting Persons.


NAME                           BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION
----                           ----------------                   ----------------------------
Michael Pascoe                 14402 Franklin Avenue              President, Chief Executive Officer and
                               Tustin, California 92780           Director of the Company

Charles S. Strauch             14402 Franklin Avenue              Chairman of the Board of Directors of
                               Tustin, California 92780           the Company

Benedict A. Itri               14402 Franklin Avenue              Director of the Company
                               Tustin, California 92780

Howard S. Flagg                14402 Franklin Avenue              Executive Vice President, Business
                               Tustin, California 92780           Development and Director of the Company

Robert R. Price                14402 Franklin Avenue              Senior Vice President, Chief Financial
                               Tustin, California 92780           Officer of the Company

Robert A. Hoff                 14402 Franklin Avenue              Director
                               Tustin, California 92780

B. Allen Lay                   14402 Franklin Avenue              Director
                               Tustin, California 92780

Robert C. Hawk                 14402 Franklin Avenue              Director
                               Tustin, California 92780

Howard G. Bubb                 14402 Franklin Avenue              Director
                               Tustin, California 92780

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 695934109                                          PAGE 12 OF 16 PAGES
-------------------                                          -------------------

        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        Except as described below, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        On November 8, 1999, the Securities and Exchange Commission filed a complaint against Charles S. Strauch in the Central District of California, alleging certain violations of the Federal securities laws. On November 8, 1999, without admitting or denying the SEC's allegations, Mr. Strauch agreed to settle the complaint's charges by consenting to a final judgment. The final judgment prohibits Mr. Strauch from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and ordered him to pay $25,000 in civil money penalties.

        Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        No funds or other consideration changed hands as there was no purchase or sale of securities.

ITEM 4. PURPOSE OF TRANSACTION

        Pursuant to an Agreement and Plan of Merger, dated as of February 22, 2000 (the "Merger Agreement"), by and among the Company, ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), and Roman Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ADC ("Merger Sub"), and subject to the conditions set forth therein (including approval by stockholders of the Company), Merger Sub will be merged with and into the Company (the "Merger"). At the effective time of the Merger, the separate existence of Merger Sub will cease and the Company will continue as the surviving corporation and as a wholly-owned subsidiary of ADC.

        As an inducement to ADC to enter into the Merger Agreement, the Reporting Persons have entered into a Voting Agreement, dated as of February 22, 2000 (the "Voting Agreement"), with ADC. Pursuant to the Voting Agreement, each of the Reporting Persons agreed to vote all shares of Common Stock owned by such Reporting Person in favor of the Merger and the other transactions contemplated by the Merger Agreement and all other actions necessary or desirable for the consummation of the Merger. The Reporting Persons retain the right to vote on all other matters.

        Except for their obligations under the Voting Agreement, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The information required by paragraphs (a) and (b) of this Item 5 is set forth in Items 7-13 of the cover page to this Statement for each Reporting Person, which information is incorporated herein

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 695934109                                          PAGE 13 OF 16 PAGES
-------------------                                          -------------------

by reference. Additionally, the following is a list indicating for each Reporting Person the number of shares beneficially owned that represent rights to acquire such shares:

              Michael Pascoe                  150,000
              Charles S. Strauch              589,091
              Benedict A. Itri                 17,189
              Howard S. Flagg                 437,365
              Robert R. Price                  13,886
              Robert A. Hoff                  100,000
              B. Allen Lay                    100,000
              Robert C. Hawk                   70,169
              Howard G. Bubb                   80,000

        None of the Reporting Persons has effected any transactions in the common stock of the Company between January 1, 2000 and the date of this statement, except on January 13, 2000, Mr. Itri exercised options for 563,303 shares of common stock and on January 31, 2000, Mr. Flagg exercised options for 90,000 shares of common stock. These share amounts are included in the number of shares beneficially owned as reported in this Schedule 13-D.

        Paragraphs (d) and (e) of this Item 5 are not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        1. Voting Agreement, dated February 22, 2000, among ADC
Telecommunications, Inc. and the stockholders of PairGain Technologies, Inc. identified therein (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K dated February 22, 2000).

        2. Joint Filing Agreement.

        3. Power of Attorney.

                                  SCHEDULE 13D

-------------------                                          -------------------
CUSIP NO. 695934109                                          PAGE 14 OF 16 PAGES
-------------------                                          -------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: March 6, 2000

                                               /s/ MICHAEL PASCOE
                                               ---------------------------------
                                               Michael Pascoe

                                               /s/ CHARLES S. STRAUCH
                                               ---------------------------------
                                               Charles S. Strauch

                                               /s/ BENEDICT A. ITRI
                                               ---------------------------------
                                               Benedict A. Itri

                                               /s/ HOWARD S. FLAGG
                                               ---------------------------------
                                               Howard S. Flagg

                                               /s/ ROBERT R. PRICE
                                               ---------------------------------
                                               Robert R. Price

                                               /s/ ROBERT A. HOFF
                                               ---------------------------------
                                               Robert A. Hoff

                                               /s/ B/ ALLEN LAY
                                               ---------------------------------
                                               B. Allen Lay

                                               /s/ ROBERT C. HAWK
                                               ---------------------------------
                                               Robert C. Hawk

                                               /s/ HOWARD G. BUBB
                                               ---------------------------------
                                               Howard G. Bubb